SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 0-10232

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST REGIONAL BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST REGIONAL BANCORP
1801 Century Park East Los Angeles, CA 90067

First Regional Bank
401(k) Plan

Financial Statements as of December 31,
2003 and 2002 and for the Years then Ended,
Supplemental Schedule as of
December 31, 2003 and
Report of Independent Registered
Public Accounting Firm

FIRST REGIONAL BANK 401(k) PLAN

NOTE:            All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
First Regional Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the First Regional Bank 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP

Los Angeles, California
June 23, 2004

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments (Note 3)	$5,835,278	$3,269,307
Contribution receivable	28,453	17,896

NET ASSETS AVAILABLE FOR BENEFITS	$5,863,731	$3,287,203

See accompanying notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,943,100	$215,119
Dividend and interest income	12,681	13,325

Net investment income	1,955,781	228,444

Contributions:
Participant contributions and rollovers	507,094	399,386
Employer contributions	153,832	130,261

Total contributions	660,926	529,647

Total additions	2,616,707	758,091

DEDUCTIONS:
Benefits paid to participants	40,179	39,673
Other disbursements		4,522

Total deductions	40,179	44,195

INCREASE IN NET ASSETS	2,576,528	713,896

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	3,287,203	2,573,307

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$5,863,731	$3,287,203

See accompanying notes to financial statements.

FIRST REGIONAL BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN

The following description of the First Regional Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of First Regional Bank (the “Bank”) who have attained age 18 and have completed one hour of service. The Bank has overall control and authority over the administration of the Plan. Wells Fargo Bank, N.A. (the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. The Bank contributes 25% of the first 3% of base compensation that a participant contributes and 75% of the next 3% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Bank’s board of directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and allocations of Bank discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct their account balances into various investment options offered by the Plan. The Plan currently offers 11 mutual fund investment options as follows:  Wells Fargo Collective Investment Short-Term Investment Fund, PIMCO Low Duration Fund, Wells Fargo Limited Term Government Income Fund, Columbia Balanced Fund, Wells Fargo Collective Investment Managed Investment Fund, Neuberger Berman Guardian Fund, Wells Fargo Collective Investment S&P 500 Index Fund, Columbia Special Fund, Westcore MIDCO Growth Fund, Templeton Foreign Fund and First Regional Bancorp Stock Fund. Employer contributions are directed to the First Regional Bancorp Stock Fund.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments (annually, quarterly or monthly) over a specified period of time, not to exceed the participant’s life expectancy (or the joint expectancy of the participant and the participant’s designated beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2003 and 2002, forfeited nonvested accounts totaled $5,270 and $7,227, respectively. Forfeitures will be accounted for as a nonelective contribution for the Plan year in which the forfeiture occurs, as if the participant forfeiture were an additional nonelective contribution for that Plan year.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Bank as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. At December 31, 2003 and 2002, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

Excess Contribution Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.       INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31:

	Number of Units	Value
2003

Wells Fargo Collective Investment S&P 500 Index Fund	13,882	$628,170
Wells Fargo Collective Investment Managed Investment Fund	5,507	354,945
First Regional Bancorp Stock Fund	133,640	3,669,249
Wells Fargo Collective Investment Short-Term Investment	357,669	357,669

2002

Wells Fargo Collective Investment S&P 500 Index Fund,	10,992	$387,700
Wells Fargo Collective Investment Managed Investment Fund	4,374	224,660
Columbia Special Fund	11,480	169,789
First Regional Bancorp Stock Fund	119,835	1,798,787
Wells Fargo Collective Investment Short-Term Investment	328,287	328,287

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002

PIMCO Low Duration Fund	$(664)	$963
Wells Fargo Limited Term Government Income Fund	(1,010)	1,115
Columbia Balanced Fund	10,447	(8,539)
Wells Fargo Collective Investment Managed Investment Fund	65,872	(32,214)
Neuberger Berman Guardian Fund	9,794	(5,216)
Wells Fargo Collective Investment S&P 500 Index Fund	126,144	(117,737)
Columbia Special Fund	62,627	(51,354)
Westcore MIDCO Growth Fund	26,960	(11,492)
Templeton Foreign Fund	14,643	(4,829)
First Regional Bancorp Stock Fund	1,628,287	444,422

Net appreciation in fair value of investments	$1,943,100	$215,119

4.       NONPARTICIPANT—DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant—directed investments is as follows as of and for the years ended December 31:

	2003	2002

Net assets—First Regional Bancorp Stock Fund	$3,669,249	$1,798,787

Changes in net assets:
Net appreciation	$1,628,287	$444,422
Employer contribution	152,095	121,353
Participant contribution	79,171	44,997
Rollover	1,464	181
Benefits paid to participants	(29,777)	(18,683)
Net transfers	39,222	(7,941)

Net change	1,870,462	584,329
First Regional Bancorp Stock Fund—beginning of year	1,798,787	1,214,458

First Regional Bancorp Stock Fund—end of year	$3,669,249	$1,798,787

The amounts above include a portion which is participant directed.

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan’s First Regional Bancorp Stock Fund held 133,640 and 111,457 shares, respectively, of common stock of First Regional Bancorp, the bank holding company of the sponsoring employer.

6.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.       FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2002, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

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SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

FIRST REGIONAL BANK 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value

*	Wells Fargo Collective Investment Funds	S&P 500 Index Fund	$628,170
	Neuberger Berman Funds	Guardian Fund	49,171
	PIMCO Funds	Low Duration Fund	148,543
*	Wells Fargo Collective Investment Funds	Managed Investment Fund	354,945
	Columbia Funds	Special Fund	289,471
	Templeton Funds	Foreign Fund	80,774
	Columbia Funds	Balanced Fund	84,375
	Westcore Funds	MIDCO Growth Fund	125,508
*	First Regional Bancorp Stock Fund	Common stock First Regional Bancorp	3,669,249
*	Wells Fargo Collective Investment Funds	Short-Term Investment Fund	357,669
*	Wells Fargo Funds	Limited Term Government Income Fund	47,403

	Total		$5,835,278

*  Party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2004

FIRST REGIONAL BANK 401(k) PLAN

		BY:	/s/ Thomas E. McCullough

Authorized Signatory